As filed with the Securities and Exchange Commission on August 23, 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

For the month of August 2002
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

MODERN TIMES GROUP MTG AB (publ)

Skeppsbron 18, S-103 13, Stockholm, Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
............................N/A...

FOR IMMEDIATE RELEASE 23 August 2002

MODERN ENTERTAINMENT ANNOUNCES THE SUCCESS OF 'THE DEAD ZONE'

Modern Times Group MTG AB, the international media group, today announced that the American rating success, 'The Dead Zone', will be produced for another season. The series, which started this spring, has been viewed by more than six million people. 'The Dead Zone' is based on Stephen King's bestseller, with the same title, and is currently the highest ranked drama series in the USA and already on the list of the most viewed drama series.

Modern Entertainment Ltd, a company within the business area Modern Studios, owns the underlying rights and the international rights for the film the series is based on.

The program is about a young man who is badly hurt in a traffic accident and wakes up with brain damage that gives him para-psychological power. Viewers can follow this dramatic struggle, where a person with an unnatural power tries to live a normal life. The series is produced by Lionsgate Television and Paramount International Television in corporation with Modern Entertainment.

For further information, please visit www.mtg.se, email info@mtg.se, or contact:
Hans-Holger Albrecht, President & CEO tel: +46 (0) 8 562 000 50

Modern Times Group MTG AB has six business areas: Viasat Broadcasting (free-to-air and pay TV channels in nine countries, and the new media businesses – teletext operations and the Everyday interactive TV, internet and mobile portals), Radio (local and national networks in five countries), Publishing (financial news and information services), Modern Interactive (home shopping, e-commerce, and logistics), SDI Media (subtitling and dubbing services), and Modern Studios (content production and rights library).

Modern Times Group MTG AB's class A and B shares are listed on the Stockholmsbörsen O-list (symbols: MTGA and MTGB) and ADRs are listed on the Nasdaq National Market in New York (symbol: MTGNY).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB

By: [signature]
Name: Hans-Holger Albrecht
Title: CEO and Executive President of Modern Times Group MTG AB

Date: August 23, 2002